UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

TIBERIUS ACQUISITION CORP

(Name of Issuer)

COM

(Title of Class of Securities)

88633A107

(CUSIP Number)

Dec 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 88633A107

1)	Name of Reporting Person Bank Of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 1,392,562(1)
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 1,392,562(1)
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,562(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 6.4582%
12)	Type of Reporting Person HC

(1)	Shares are held indirectly by the Reporting Person’s subsidiary, BMO Capital Markets Corp.

SCHEDULE 13G

CUSIP No. 88633A107

1)	Name of Reporting Person BMO Capital Markets Corp.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 1,392,562
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 1,392,562
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,562
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 6.4582%
12)	Type of Reporting Person FI

SCHEDULE 13G

CUSIP No. 88633A107

ITEM 1(a).	Name of Issuer.

TIBERIUS ACQUISITION CORP

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

3601 N. Interstate 10 Service Road
Metairie, LA 70002

ITEM 2(a).	Names of Persons Filing.

Bank Of Montreal

BMO CAPITAL MARKETS, CORP.

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank of Montreal
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

BMO Capital Markets Corp.
3 Times Square
New York, NY 10036

ITEM 2(c).	Citizenship or Place of Organization.

Bank Of Montreal is organized under the laws of Canada
BMO Capital Markets Corp. is organized under the laws of United States

ITEM 2(d).	Title of Class of Securities.

COM

ITEM 2(e).	CUSIP Number.

88633A107

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☒	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G securities held through its subsidiary, BMO Capital Markets Corp. for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Bank of Montreal is the ultimate parent company of BMO Capital Markets Corp., a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a U.S. institution.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of Dissolution of Group.

Not Applicable

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 14th day of February, 2020.

BANK OF MONTREAL

/s/ Dragan Lazich
Dragan Lazich
Chief Compliance Officer